UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

FREE TRANSLATION OF SPANISH ORIGINAL

Santiago, November 13th 2008

MATERIAL EVENT

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY N° 00124

Mr. Guillermo Larraín Ríos

Insurance and Securities Superintendent

Av. Libertador Bernardo O'Higgins Nº 1.449

Santiago, Chile

Re.: Change of Officer

Dear Sir:

As of March 1st 2009, the Company’s current Chief Operating Officer, Mr. Michael Cooper, will take on responsibilities as Chief Development Officer of Embotelladora Andina S.A.

Mr. Renato Ramírez, currently General Manager of the Chilean Operation will succeed Mr. Cooper as Chief Operating Officer.

The appointment of the new General Manager of Embotelladora Andina S.A. will be timely reported to this Superintendence.

(Signed)

Jaime García Rioseco

Chief Executive Officer

EMBOTELLADORA ANDINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, November 14, 2008

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